

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 5, 2010

CG Appleby
Executive Vice President and General Counsel
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, Virginia 22102

> **Re:** **Booz Allen Hamilton Holding Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 4, 2010**
> **File No. 333-167645**

Dear Mr. Appleby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Historical Consolidated Financial and Other Data, page 11

1.   Please quantify and disclose the adjustments made to historical income from continuing operations used to calculate pro forma EPS and pro forma as adjusted EPS in footnotes 4 and 6.

Description of Capital Stock, page 155

2.   Your disclosure on page 156 that "the shares of Class A common stock offered by us in this offering, when issued, will be fully paid and non-assessable" constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that the audit report will be dual dated in connection with the completion of the stock split. Please note that the filing will not be declared effective until the accountant's report is finalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew E. Kaplan
    Debevoise & Plimpton LLP
    Via facsimile: (212) 521-7334